

PRESS RELEASE

Stockholm, July 8, 2002

Acquisition of Diamant Boart finalized

Electrolux's acquisition of Diamant Boart has now been finalized.

Diamant Boart is a world-leading manufacturer and distributor of diamond tools and related equipment for the construction and stone industry. In 2001, the company had sales of approximately SEK 2,500m and about 2,000 employees.

The purchase price is SEK 1,700m on a debt-free basis. The acquisition is expected to increase the Group's operating income by approximately SEK 200m on an annual basis.

The operation will be part of the Professional Outdoor Products business area and will be included in the Group's accounts as of July 1, 2002.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2001, Electrolux had sales of SEK 135.8 billion and 87,000 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE+46 8 738 60 00	TELEFAX	INVESTOR RELATIONS	WEBSITE
SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 738 60 03	www.electrolux.com
SWEDEN				